UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact October | 2020

Azul Announces Better than Expected Cash Performance
in the Third Quarter

São Paulo, October 6th, 2020 – Azul S.A., “Azul” (B3: AZUL4, NYSE: AZUL), announces today that as of September 30th, 2020, its liquidity position, including cash and cash equivalents, short-term investments, and accounts receivables, increased to R$2.3 billion compared to R$ 2.25 billion at the end of the previous quarter. These figures are preliminary and unaudited.

Azul had originally forecasted a cash burn of approximately R$ 3.0 million per day for the second half of the year, and ended up with a cash increase of approximately R$ 0.7 million per day over the third quarter. Excluding severance payments, cash grew by R$ 1.5 million per day. This better cash performance was mostly due to the successful execution of our management plan, including effective negotiations with its stakeholders, as well as the faster than expected ramp-up in demand.

For the fourth quarter of 2020, the Company expects an average cash burn of approximately R$ 2.5 million per day with no significant debt amortization as a result of ongoing negotiations with its financial partners. Over the last six months, the Company managed to maintain a stable cash position even without raising additional capital, and internal projections show sufficient liquidity for more than 30 months assuming no new capital raise. Azul continues to evaluate alternatives to raise capital to further strengthen its balance sheet and take advantage of market opportunities.

“The combination of a leaner and more efficient cost structure with the better-than-expected increase in demand indicates that we are on the right track to restore our position as one of the most profitable airlines in the region. I would like to thank our crewmembers and partners for all their support during this process,” said Alex Malfitani, Azul’s CFO.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. Azul was also recognized in 2019 as best regional carrier in South America for the ninth consecutive year by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    October 6, 2020

Azul S.A.

By:   /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer